FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date September 26, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  September 25, 2006

NEWS RELEASE 06-24

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER RESOURCES INITIAL INDEPENDENT RESOURCE ESTIMATE CONFIRMS SOLID DEPOSIT AT BAHUERACHI AND MEXICO’S 4TH LARGEST MINERALIZED PORPHYRY SYSTEM AS CONTINUED EXPLORATION EXPANDS RESOURCE AREA.

Resource estimate outlines 1.44 and 1.07 billion pounds contained Copper in the Indicated and Inferred categories, as well as 18.4 and 9.10 million ounces Silver, 26.7 and 14.8 million pounds Molybdenum, 248.9 and 70.9 million pounds Zinc respectively, at Bahuerachi Deposit.

Tyler Resources is extremely pleased to report results of the initial NI 43-101 compliant independent resource estimate prepared by Associated Mining Consultants Ltd. for work conducted to July 15th, 2006 within the Main Zone of its Bahuerachi Project.

The initial resource estimate,  based on a dataset which is currently being expanded, already confirms the Bahuerachi Main Zone as being Mexico’s 4th largest documented mineralized porphyry system, well ahead in terms of size, grade and contained metals to the nearest porphyry system currently being put in production by Frontera Copper Corporation at Piedras Verdes, Sinaloa.

The Bahuerachi deposit resource estimate was based on information from drilling in the Main Zone comprising 102 drill holes totaling 24,753 meters which were compiled,  interpreted and modeled within the Surpac Visions ® mining and modeling software package.  Only mineralization hosted within the skarn and porphyry domains were estimated at this time, while mineralization hosted in the locally high grade sediment-hosted oxide blanket as well as both the footwall and hangingwall sediments of the porphyry complex remains to be quantified.

A summary of both Inferred and Indicated resources defined to date at various cut-off grades has been provided by Tyler’s Independent Consultants and results are presented below:

BAHUERACHI MAIN ZONE Initial Indicated and Inferred Resources.

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.0	Indicated	202,006,507	0.36	0.04	3.28	0.008	0.06	0.55
	Inferred	237,569,006	0.26	0.02	1.61	0.005	0.02	0.35

0.1	Indicated	176,589,593	0.41	0.04	3.64	0.009	0.07	0.61
	Inferred	202,525,959	0.29	0.02	1.78	0.005	0.02	0.40

0.2 (2)	Indicated	134,693,967	0.49	0.05	4.25	0.009	0.08	0.72
	Inferred	134,221,239	0.36	0.03	2.11	0.005	0.02	0.48

September 25, 2006

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.3	Indicated	92,244,570	0.60	0.06	5.20	0.007	0.11	0.85
	Inferred	75,565,829	0.46	0.04	2.57	0.004	0.03	0.59

0.4	Indicated	63,082,536	0.71	0.07	6.33	0.006	0.16	1.01
	Inferred	40,482,465	0.55	0.05	3.22	0.004	0.04	0.71

0.5	Indicated	45,894,555	0.81	0.08	7.42	0.007	0.20	1.16
	Inferred	22,161,619	0.64	0.06	3.81	0.004	0.05	0.82

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation and copper equivalents have not been adjusted for metallurgical recoveries at this time.

(2)

A 0.2% copper cutoff is consistent with, and in the case of oxide material, above cut off grades currently being used in Mexico at other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

BAHUERACHI MAIN ZONE, Contained metals, Initial estimate, based on Inferred and Indicated categories.

Copper % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.0	Indicated	1,608.78	240,306	21.32	35.55	275.54
	Inferred	1,332.76	152,763	12.29	26.13	104.53

0.1	Indicated	1,581.18	232,781	20.66	34.97	268.06
	Inferred	1,301.03	143,252	11.56	22.28	93.57

0.2	Indicated	1,440.15	216,529	18.39	26.67	248.92
	Inferred	1,074.84	120,831	9.10	14.76	70.87

0.3	Indicated	1,209.51	183,878	15.43	14.21	231.35
	Inferred	756.41	87,463	6.25	6.65	48.21

0.4	Indicated	988.12	150,085	12.84	8.33	216.50
	Inferred	492.51	61,173	4.19	3.56	33.84

0.5	Indicated	818.85	123,948	10.94	7.07	200.93
	Inferred	313.50	40,614	2.72	1.95	25.35

Tyler is pleased with the results of this initial study, including the fact that a significant portion of the material has been classified as an Indicated Resource, which exceeded management’s expectation for this initial round of modeling.  This increase in confidence level for a portion of the resources on a first pass basis is largely due to the relatively uniform and predictable distribution of mineralization within the bulk tonnage porphyry and skarn units, allowing for greater confidence levels in projecting data from existing drill holes within the model space.

A full Independent Technical Report on the Mineral Resource Estimate will be filed on Sedar within 45 days.

Tyler has now clearly achieved an important milestone in determining a significant resource base that justifies proceeding with the next logical step of work at Bahuerachi. In parallel with continued exploration, the Company will be tendering bids for the commissioning of a scoping study for the Bahuerachi deposit.  The scoping study will provide the necessary economic and technical parameters required to upgrade and convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.

September 25, 2006

The Company anticipates that certain features of the Bahuerachi deposit may enhance early development options, including: the presence of a near surface copper oxide/chalcocite blanket, favorable metal recoveries for both the sulphide and oxide materials as previously released and favorable geometry for open pit mining. The presence of near surface high grade zones in both skarn and porphyry domains and an operating environment without major infrastructure challenges may also provide early development opportunities at Bahuerachi.

Ongoing Exploration report

Drilling is currently ongoing with three rigs and drill holes DDH BAH-102 and 103, and RC-59, located in the Main Zone and North Porphyry areas.

Of particular note is the interception of significant skarn and related mineralization north of section 10 NE and drill holes 88, 95 and 91.  While indications of skarning, mineralization and alteration generally decreased from section 9 NE to 10 NE, drilling has now intersected the widest sections of alteration and skarning seen to date in the Main Zone (north of section 10 NE in drill holes 96 and 101). The Company is encouraged by this new development as it indicates a very favorable environment in which to continue extending the Main Zone high grade skarn and porphyry domains in the north lobe porphyry, and outside of the resource estimate area calculated to date.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The portion of this release which contains data pertaining to the resource estimate was reviewed by Keith McCandlish, P.Geol, on behalf of Associated Mining Consultants Ltd. who is acting as the Independent Qualified Person and has prepared the Resource Estimate. The ongoing field exploration program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol, Cornell McDowell, B.Sc Geology and Charla Boyer, B.Sc Geology,  Consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

This news release uses the terms “inferred resources” and “indicated resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "preliminary assessment" as defined under National Instrument 43-101. Under US rules, Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.